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                             June 28, 2021

       Ron Zwanziger
       Chief Executive Officer, Chairman and Director
       LumiraDx Limited
       c/o Ocorian Trust (Cayman) Limited
       PO Box 1350, Windward 3, Regatta Office Park
       Grand Cayman KY1-1108, Cayman Islands

                                                        Re: LumiraDx Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted June 16,
2021
                                                            CIK 0001685428

       Dear Mr. Zwanziger:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Questions and Answers About the Proposals and the Special Meeting Did the CAH board of directors obtain a third-party valuation or fairness opinion in determining
       whether or not to proceed with the Merger?, page viii

   1. We note your response to prior comment 3 and re-issue in part. Please revise your disclosure in the
response to this question and on page 4 of the proxy statement/prospectus to briefly explain why
CAH determined that neither it nor any of its officers, directors, sponsor, or advisors
was affiliated with LumiraDx and therefore why CAH did not obtain a fairness opinion,
third-party valuation or take any additional measures, such as the formation of an
independent committee of the board.
 Ron Zwanziger
FirstName  LastNameRon Zwanziger
LumiraDx Limited
Comapany
June       NameLumiraDx Limited
     28, 2021
June 28,
Page 2 2021 Page 2
FirstName LastName
What happens if I fail to take any action with respect to the special meeting?, page xii

2. We note your revised disclosure stating that if "the Merger is not approved, you will continue to be a stockholder and/or warrant holder of CAH and will become a stockholder and/or warrant holder of LumiraDx following consummation of the Merger." Please revise to indicate how a CAH stockholder would become a stockholder and/or warrant holder of LumiraDx if the Merger is not approved at the special meeting or advise.
Summary
Information About the Companies
LumiraDx Limited, page 1

3. We note your response to prior comment 4 and re-issue in part. Please revise the
         "LumiraDx Limited" subsection of the Summary to discuss the test strip recall in January
         2021.
CAH's Board of Directors' Reasons for Approval of the Merger, page 3

4. We note your response to prior comment 5 and revised disclosure and re-issue in part.
         Please revise to provide more specificity on the other EUA submissions that are being referenced in the comparison and discuss the reasons why CAH's board believes that
         LumiraDx's assays are "among the best performing."
Summary Historical Financial Information CAH, page 13

5. Please revise the summary historical financial information of CAH for the three months ended March 31, 2021 to be consistent with their Statement of Operations presented on page F-18. Also, since you indicate that the amounts presented are in thousands, please revise the total assets for December 31, 2020 to be $151 rather than $150,698.
Comparative Per Share Data, page 16

6. We note your response to comment 10. Please show us your calculations for the combined pro forma and pro forma equivalent book value per share amounts of $4.66 and
         $3.79 as well as your revised CAH $.76 historical book value per share. Also, clarify whether the book value per share information for CAH is as of March 31, 2021 or
         December 31, 2020. Lastly, indicate what footnote (1) to the table is attempting to convey to readers since you present a December 31, 2020 pro forma combined balance sheet on pages 199 and 200.

Summary of Financial Analyses, page 118

7. Please remove all disclaimers surrounding the financial projections, including the statement that the summary does not purport to be a complete description of the analyses performed by management and internal advisors of CAH or of its
presentation to CAH   s
 Ron Zwanziger
FirstName  LastNameRon Zwanziger
LumiraDx Limited
Comapany
June       NameLumiraDx Limited
     28, 2021
June 28,
Page 3 2021 Page 3
FirstName LastName
         board of directors on March 19, 2021. CAH is responsible for ensuring that all material information used by its management, internal advisors and board of directors in determining to approve the transaction is presented to investors.
8. Please revise your CAH financial projections to include the non-GAAP reconciliations required by Item 10(e) of Regulation S-K or advise.
CAH Financial Projections, page 120

9. We note the "major assumptions" referred to in your headnotes to the projections are not presented with any specificity. As such, and for each scenario presented, please provide the material assumptions underlying the revenue, EBITDA, and free cash flow projections, including asset, revenue and earnings growth rates, projected market penetration rates, discount rates, etc. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. To the extent that these projections assume changes in your historical operating trends, please revise your disclosure to address why the projected changes in trends are appropriate and why the assumptions underlying these projected changes are reasonable. In addition, in light of your limited commercial experience with your Platform and your launch of tests, ensure you fully explain how you arrived at your revenue projections. If you assessed the probability of regulatory/technical success, ensure you provide such details.
Comparable M&A Transaction Analysis, page 122

10. Please revise your disclosure to explain why CAH compared "Implied EV to LTM
         Revenue" from the comparable companies in this analysis to EV to expected revenue metrics, rather than to LumiraDx's "Implied EV to LTM Revenue." Business of LumiraDx, page 150

11. We note your response to prior comment 17. Please revise within this section, as appropriate, to discuss the nature of LumiraDx's arrangement with NHS for the delivery of
         POC tests.
Note 3. Accounting for the Merger , page 204

12. You disclose that as CAH does not meet the definition of a business in accordance with
         IFRS 3 (   Business Combinations   ), the transaction will be
accounted for within the scope
         of IFRS 2 (   Share-based Payment   ). As such, the fair value of
LumiraDx shares
         transferred to CAH shareholders in excess of the net assets of CAH will be recorded in
         Selling, Marketing and Administrative expenses. We see such adjustment in Note
         6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
         for the Year Ended December 31, 2020. However, under the caption, Anticipated
         Accounting Treatment, on page 126 you disclose that any difference between the fair
 Ron Zwanziger
LumiraDx Limited
June 28, 2021
Page 4
      value of LMDX common shares and the fair value of CAH's identifiable net assets will be recorded as additional paid-in capital, in accordance with IFRS 2. With reference to the specific guidance in IFR2, please confirm your accounting and revise your disclosures accordingly.
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
December 31, 2020, page 205

13. Please expand note 5(e) and 5(m) to address the underlying accounting for both the public and private placement warrants as a result of the IPO and the Merger. Also, clarify how you determined the $7,493 adjustment and indicate the impact the remaining warrant liability may have on future operating results.
14. We note the revision made to pro forma adjustment 5(f) in response to comment
      18 includes a reference to a 2.625766662:1 Subdivision. However, we note elsewhere in your filing that the February 1, 2021 Subdivision was 220:1 and that the
2.625766662 is
      the LMDX Conversion Factor. Please clarify and expand your disclosure to quantify the historical LMDX ordinary and common shares outstanding as of December 31, 2020, the additional shares issued as a result of the Subdivision and/or Conversion Factor and the number of shares shares issued upon the conversion of the outstanding series A and B preferred shares to arrive at the pro forma shares of LMDX ordinary and common shares.
      Please consider a tabular presentation for ease of understanding.
       You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameRon Zwanziger
                                                          Division of
Corporation Finance
Comapany NameLumiraDx Limited
                                                          Office of Life
Sciences
June 28, 2021 Page 4
cc:       Edwin M. O   Connor
FirstName LastName